UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                             Commission File Number

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and as Exhibit 2 the unaudited consolidated financial information of Aries Maritime Transport Limited (the "Company") for the nine month period ended September 30, 2006. For convenience of reference, attached hereto as Exhibit 3 are the unaudited consolidated statements of income of the Company for the three month periods ended September 30, 2006, June 30, 2006, and September 30 2005 and for the nine month periods ended September 30, 2006 and 2005, which were included in the Company's Form 6-K filed on November 15, 2006.

                                                                      Exhibit 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial information for the nine month period ended September 30, 2006, the related notes, and the other financial and other information included in this document. Reference in the following discussion to "our" and "us" and "the Company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

Overview

     We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company.

Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

     The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

     Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

     o    obtain the charterer's consent to us as the new owner;

     o    obtain the charterer's consent to a new technical manager;

     o in some cases, obtain the charterer's consent to a new flag for the vessel;

     o    arrange for a new crew for the vessel;

     o replace all hired equipment on board, such as gas cylinders and communication equipment;

     o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

     o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

     o    implement a new planned maintenance program for the vessel; and

     o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

     The  following   discussion  is  intended  to  help  you   understand   how
acquisitions of vessels affect our business and results of operations.

     Our business is comprised of the following main elements:

     o employment and operation of our products tankers and container vessels; and

     o management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

     The employment and operation of our vessels require the following main components:

     o    vessel maintenance and repair;

     o    crew selection and training;

     o    vessel spares and stores supply;

     o    contingency response planning;

     o    onboard safety procedures auditing;

     o    accounting;

     o    vessel insurance arrangement;

     o    vessel chartering;

     o    vessel hire management;

     o    vessel surveying; and

     o    vessel performance monitoring.

     The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

     o    management   of   our   financial    resources,    including   banking
          relationships, i.e., administration of bank loans and bank accounts;

     o    management  of  our  accounting   system  and  records  and  financial
          reporting;

     o administration of the legal and regulatory requirements affecting our business and assets; and

     o management of the relationships with our service providers and customers.

Principal Factors That Affect Our Business

     The principal factors that affect our financial position, results of operations and cash flows include:

     o    charter rates and periods of charterhire;

     o vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

     o    depreciation  expenses,  which  are a  function  of  the  cost  of our
          vessels,   significant  vessel  improvement  costs  and  our  vessels'
          estimated useful lives;

     o financing costs related to our indebtedness, which totaled $284.8 million at September 30, 2006; and

     o    fluctuations in foreign exchange rates.

Revenues

     At September 30, 2006, all our revenues were derived from the period charters covering our ten products tankers and five container vessels. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately three months to approximately 3.8 years, with an average of approximately 1.7 years. Our vessels have been employed with these charterers for periods ranging from two months to 4.35 years. We believe that the performance of the current charterers to date has been in accordance with our charterparties. At or before the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

     Our revenues for the nine month period ended September 30, 2006 reflect the operation of eight products tankers and five container vessels for the entire period. During the nine month period ended September 30, 2006, we took delivery of two additional products tankers, which increased our revenues for that period in relation to the nine month period ended September 30, 2005. During the nine month period ended September 30, 2006, the products tanker Citius, now named Arius, was out of service for 7 months and the products tanker Bora was declared off-hire by the charterers for 114 days and out of service for 122 days. In addition, certain of our vessels were out of service due to scheduled drydocking, special survey, upgradings and repairs for total of 208 days.These periods of off-hire and out of service time reduced our revenues for the nine month period ended September 30, 2006 as compared to the nine month period ended September 30, 2005.

     Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

     Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 3.75%, with an average of 2.75%.

Voyage Expenses

Expenses incurred due to a vessel's travelling from a loading port to a discharging port, to repair facilities or on a repositioning voyage, such as fuel (bunkers) cost, port expenses, agent's fees, canal dues and extra war risk insurance. Typically, under period charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

Gain on Disposal of Vessels

     Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

Vessel Operating Expenses

     Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

     Certain vessel operating expenses are higher during the initial period of a vessel's operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

     Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

     Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

     Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under a portion of our financings.

Change in Fair Value of Derivatives

     At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

     Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

     Twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

     Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which now range from $4,532 to $5,253 per vessel per day. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers at the current rate of $150,380 per annum per vessel, increase by 3% annually and are subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months' prior notice.

     We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers supervises the sale or purchase of vessels in accordance with our instructions. We pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.


     In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.


Results of Operations

For the Nine Month Period Ended September 30, 2006 Compared to the Nine Month Period Ended September 30, 2005

Revenues

     Total revenues increased by 24 % to $67.1 million in the nine month period ended September 30, 2006 compared to $54.1 million in the nine month period ended September 30, 2005. This increase in revenues is primarily due to the addition to the fleet of three products tankers as well as new charters commencing at higher rates for four of our products tankers and one of our container ships, during the second half of 2005 and the first half of 2006. Out-of-service time for certain vessels during the nine month period ended September 30, 2006 partially offset the increase in revenues.

     During the nine month period ended September 30, 2006, vessel operating days totalled 3,885, compared to total vessel operating days of 2,906 for the nine month period ended September 30, 2005. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the nine month period ended September 30, 2006 were 3,229.

     Of the total revenue earned by our vessels during the nine month period ended September 30, 2006, 53% was earned by our products tankers and 47% by our container vessels.

     We have recognized $8.7 million of deferred revenue during the nine month period ended September 30, 2006 as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions increased by 2% to $1 million in the nine month period ended September 30, 2006, compared to $0.98 million in the nine month period ended September 30, 2005. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Vessel operating expenses

     Vessel operating expenses increased by approximately 52% to $19.3 million during the nine month period ended September 30, 2006, compared to $12.7 million during the nine month period ended September 30, 2005. These increases are mainly attributable to the greater number of operating days during the nine month period ended September 30, 2006 and higher average fleet running costs partially offset by Magnus Carriers' contribution under the budget variance sharing arrangement within the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Under the ship management agreements with Magnus Carriers, if actual total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, exceed the set budgeted amount, Magnus Carriers is responsible for 50% of the excess. The total initial agreed vessel operating expenses for the nine month period ended September 30, 2006 were budgeted at $14.9 million. This includes amortization of actual dry-docking and special survey expense, management fees as well as costs related to repairs and preventative maintenance work. "Vessel operating expenses" reported in our consolidated financial information for the nine month period ended September 30, 2006 have been adjusted to reflect the budget variance sharing contribution due from Magnus Carriers of $4.2 million under the terms of the ship management agreements. The $5 million one-time accelerated payment by Magnus Carriers in respect of the capitalized costs of the Citius, now named the Arius, has been recognized as a reduction in capitalized costs. Excluding this budget variance sharing arrangement, vessel operating expenses were $23.3 million for the nine month period ended September 30, 2006.

     Of the vessel operating expenses incurred during the nine month period ended September 30, 2006, 57% was incurred by our products tankers and 43% by our container vessels.

Depreciation and Amortization

     Depreciation increased by approximately 57% to $21.8 million during the nine month period ended September 30, 2006 compared to $13.9 million during the nine month period ended September 30, 2005. Amortization of dry-docking and special survey costs increased by 93% to $2.7 million in the nine month period ended September 30, 2006, compared to $1.4 million in the nine month period ended September 30, 2005. These increases are attributable to the growth in our fleet and operating days during the nine month period ended September 30, 2006 as well as higher dry-docking and special survey expenses.

Management Fees to Related Party

     Management fees paid to Magnus Carriers increased by 40% to $1.4 million in the nine month period ended September 30, 2006 compared to $1 million of the nine month period ended September 30, 2005. This increase is attributable to the growth in operating days during the nine month period ended September 30, 2006.

Interest Expense

     Total interest expense decreased by approximately 20% to $13.6 million during the nine month period ended September 30, 2006, compared to $16.9 million during the nine month period ended September 30, 2005. Interest expense on loans increased by approximately 67% to $11.5 million during the nine month period ended September 30, 2006 compared to $6.9 million during the nine month period ended September 30, 2005, due mainly to the increase in debt incurred in connection with the acquisition of additional vessels. Interest expense relating to amortization of deferred financing costs decreased by approximately 85% to $1.4 million during the nine month period ended September 30, 2006 compared to $9.6 million during the nine month period ended September 30, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 103% to $0.65 million during the nine month period ended September 30, 2006 compared to $0.32 million during the nine month period ended September 30, 2005.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at September 30, 2006 resulted in a loss of $1.9 million for the nine month period ended September 30, 2006, compared to income for the nine month period ended September 30, 2005 of $0.4 million. No interest rate swaps were in place at the end of September 2005.

Net Income

     Net income was $0.7 million in the nine month period ended September 30, 2006, compared to $7.1 million in the nine month period ended September 30, 2005, a decrease of approximately 90%. This decrease was mainly due to the higher fleet running costs, increased voyage expenses as fuel and port dues were incurred in connection with certain vessels travelling to repair yards, costs associated with operating as a publicly traded company, as well as the increased depreciation and amortization charges, and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US interest rates on its debt.

For the Three Month Period Ended September 30, 2006 Compared to the Three Month Period Ended June 30, 2006

Revenues

     Total revenues increased by 4% to $23.4 million in the three month period ended September 30, 2006 compared to $22.5 million in the three month period ended June 30, 2006. This increase in revenues is primarily due to the return to service of Citius, now named Arius, on August 1, 2006 and the Stena Compassion operating for the entire quarter, having been delivered on June 16, 2006. Out-of-service time for certain vessels during the three month period ended September 30, 2006 partially offset the increase in revenues.

     During the three month period ended September 30, 2006 vessel operating days totalled 1,380, compared to total vessel operating days of 1,289 for the three month period ended June 30, 2006. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the three month period ended September 30, 2006 totalled 1,115 compared to 1,086 actual revenue days for the three month period ended June 30, 2006.

     Of the total revenue earned by our vessels during the three month period ended September 30, 2006, 58% was earned by our products tankers and 42% by our container vessels.

     We have recognized $2.9 million of deferred revenue during the three month period ended September 30, 2006 as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions decreased by approximately 8% to $0.33 million in the three month period ended September 30, 2006, compared to $0.36 million in the three month period ended June 30, 2006. This decrease is primarily due to the reduced level of revenues on which commission were payable in the three month period ended September 30, 2006.

Vessel operating expenses

     Vessel operating expenses remained $6.9 million during the three month period ended September 30, 2006, compared to the three month period ended June 30, 2006. The total initial agreed vessel operating expenses for the three month period ended September 30, 2006 were budgeted to total $5.1 million compared to $5 million during the three month period ended June 30, 2006. This includes amortization of actual dry-docking and special survey expense, management fees as well as costs related to repairs and preventative maintenance work. "Vessel operating expenses" reported in our consolidated financial information for the three month period ended September 30, 2006 have been adjusted to reflect the budget variance sharing contribution due from Magnus Carriers of $1.5 million under the terms of the ship management agreements compared to $2 million during the three month period ended June 30, 2006. Excluding this budget variance sharing arrangement, vessel operating expenses were $8.1 million for the three month period ended September 30, 2006 compared to $8.9 million during the three month period ended June 30, 2006.

     Of the vessel operating expenses incurred during the three month period ended September 30, 2006, 55% was incurred by our products tankers and 45% by our container vessels.

Depreciation and Amortization

     Depreciation increased by approximately 11% to $7.9 million during the three month period ended September 30, 2006 compared to $7.1 million during the three month period ended June 30, 2006. Amortization of dry-docking and special survey costs increased by 82% to $1.4 million in the three month period ended September 30, 2006, compared to $0.77 million in the three month period ended June 30, 2006. These increases are attributable to the growth in our fleet and operating days during the three month period ended September 30, 2006 as well as higher dry-docking and special survey expenses.

Management Fees to Related Party

     Management fees paid to Magnus Carriers remained $0.45 million in the three month period ended September 30, 2006 compared to the three month period ended June 30, 2006.

General & Administrative Expenses

     General and administrative expenses decreased by 34% to $0.86 million in the three month period ended September 30, 2006 compared to $1.3 million of the three month period ended June 30, 2006. This decrease is mainly attributable to higher legal and other costs incurred in respect of the refinancing of our credit facilities during the three month period ended June 30, 2006.

Interest Expense

     Total interest expense increased by approximately 10% to $5.3 million during the three month period ended September 30, 2006, compared to $4.8 million during the three month period ended June 30, 2006. Interest expense on loans increased by approximately 30% to $4.8 million during the three month period ended September 30, 2006 compared to $3.7 million during the three month period ended June 30, 2006, due mainly to the increase in debt incurred. Interest expense relating to amortization of deferred financing costs decreased by approximately 69% to $0.27 million during the three month period ended September 30, 2006 compared to $0.86 million during the three month period ended June 30, 2006. The decrease in amortization of deferred financing costs is mainly attributable to accelerated amortization of the portion of the deferred financing costs related to the portion of our existing credit facility, which was extinguished by the refinancing during the three month period ended June 30, 2006. Interest expense incurred from discounting the deferred revenue expense increased by approximately 29% to $0.27 million during the three month period ended September 30, 2006 compared to $0.21 million during the three month period ended June 30, 2006.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at September 30, 2006 resulted in loss of $3.9 million for the three month period ended September 30, 2006, compared with income for the three month period ended June 30 , 2006 of $0.77 million. As at June 30, 2006, two of our seven interest rate swaps were in existence. Five of our seven interest rate swaps became effective on July 3, 2006. Interest rates were lower at the end of September 2006 compared to the beginning of July 2006.

Net Income

     Net loss was $4.6 million in the three month period ended September 30, 2006, compared to a net income of $1.2 million for the three month period ended June 30, 2006, a decrease of 483%. The decrease is mainly due to increased depreciation and amortization charges as well as the increased interest expense and the adverse change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company's exposure to US interest rates on its debt.

For the Three Month Period Ended September 30, 2006 Compared to the Three Month Period Ended September 30, 2005

Revenues

     Total revenues increased by approximately 9% to $23.4 million in the three month period ended September 30, 2006 compared to $21.4 million in the three month period ended September 30, 2005. This increase in revenues is primarily due to the greater number of operating days resulting from the growth of the Company's fleet. Out-of-service time for certain vessels during the three month period ended September 30, 2006 partially offset the increase in revenues.

     During the three month period ended September 30, 2006 vessel operating days totalled 1,380, compared to total vessel operating days of 1,090 for the three month period ended September 30, 2005. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Actual revenue days during the three month period ended September 30, 2006 totalled 1,115.

     Of the total revenue earned by our vessels during the three month period ended September 30, 2006, 58% was earned by our products tankers and 42% by our container vessels.

     We have recognized $2.9 million of deferred revenue during the three month period ended September 30, 2006 as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters had charter rates which were less than market rates at the date of the vessels' acquisition.

Commissions

     Chartering commissions decreased by approximately 3% to $0.33 million in the three month period ended September 30, 2006, compared to $0.34 million in the three month period ended September 30, 2006. This decrease is primarily due to the reduced level of revenues on which commissions were payable in the three month period ended September 30, 2006.

Vessel operating expenses

     Vessel operating expenses increased by approximately 44% to $6.9 million during the three month period ended September 30, 2006, compared to $4.8 million during the three month period ended September 30, 2005. These increases are mainly attributable to the greater operating days during the three month period ended September 30, 2006 and higher average fleet running costs. The total initial agreed vessel operating expenses for the three month period ended September 30, 2006 were budgeted to total $5.1 million compared to $4.8 million during the three month period ended September 30, 2005. This includes amortization of actual dry-docking and special survey expenses, management fees as well as costs related to repairs and preventative maintenance work. "Vessel operating expenses" reported in our consolidated financial information for the three month period ended September 30, 2006 have been adjusted to reflect the budget variance sharing contribution due from Magnus Carriers of $1.5 million under the terms of the ship management agreements compared to $0.4 million during the three month period ended September 30, 2005. Excluding this budget variance sharing arrangement, vessel operating expenses were $8.1 million for the three month period ended September 30, 2006 compared to $5.6 million during the three month period ended September 30, 2005.

     Of the vessel operating expenses incurred during the three month period ended September 30, 2006, 55% was incurred by our products tankers and 45% by our container vessels.

Depreciation and Amortization

     Depreciation increased by approximately 32% to $7.9 million during the three month period ended September 30, 2006 compared to $6 million during the three month period ended September 30, 2005. Amortization of dry-docking and special survey costs increased by 180% to $1.4 million in the three month period ended September 30, 2006, compared to $0.5 million in the three month period ended September 30, 2005. These increases are attributable to the growth in our fleet and operating days during the three month period ended September 30, 2006 as well as higher dry-docking and special survey expenses.

Management Fees to Related Party

     Management fees paid to Magnus Carriers increased by 5% to $0.45 million in the three month period ended September 30, 2006 compared to $0.43 million of the three month period ended September 30, 2005.

General & Administrative Expenses

     General and administrative expenses increased by 83% to $0.86 million in the three month period ended September 30, 2006 compared to $0.47 million of the three month period ended September 30, 2005. This increase is mainly attributable to higher costs associated with operating as a publicly traded company, in particular expenses related to Sarbanes-Oxley Section 404 compliance, during the three month period ended September 30, 2006.

Interest Expense

     Total interest expense decreased by 39% to $5.3 million during the three month period ended September 30, 2006, compared to $8.7 million during the three month period ended September 30, 2005. Interest expense on loans increased by approximately 140% to $4.8 million during the three month period ended September 30, 2006 compared to $2 million during the three month period ended September 30, 2005, due mainly to the increase in debt incurred. Interest expense relating to amortization of deferred financing costs decreased by approximately 96% to $0.27 million during the three month period ended September 30, 2006 compared to $6.5 million during the three month period ended September 30, 2005. The decrease in amortization of deferred financing costs is mainly attributable to accelerated amortization of the portion of the deferred financing costs related to the portion of our existing credit facility, which was extinguished by the refinancing during the three month period ended June 30, 2005. Interest expense incurred from discounting the deferred revenue expense increased by approximately 69% to $0.27 million during the three month period ended September 30, 2006 compared to $0.16 million during the three month period ended September 30, 2005.

Interest Rate Swaps

     The marking to market of our seven interest rate swaps in existence as at September 30, 2006 resulted in loss of $3.9 million for the three month period ended September 30, 2006, while no interest rate swaps were in place at the end of September 2005.

Net Income

     Net loss was $4.6 million in the three month period ended September 30, 2006, compared to income of $0.4 million in the three month period ended September 30, 2005, a decrease of 1,250%. The decrease is mainly due to higher fleet running costs combined with the adverse change in the fair value of derivatives and the increased depreciation and amortization charges.

Liquidity and Capital Resources

Overview

     We operate in a capital intensive industry. As of September 30, 2006 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4)
maintenance of financial covenants under our new credit facility, (5) maintenance of cash reserves to provide for contingencies, and (6) payment of dividends.

     We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new credit facility and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of funds under our new fully revolving credit facility of $360 million will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

     On April 27, 2006 we refinanced all our indebtedness under our existing credit facility with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, which provides the long term financing of the three products tanker acquisitions made in 2005 and, as of October 3, 2006, provides approximately $64 million of available un-drawn commitment to enable future growth of the Company through further vessel acquisitions. Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in March 2011. For further information on our new credit facility please read, "Our New Fully Revolving Credit Facility" below.

Cash flows

     As of September 30, 2006 and December 31, 2005, we had cash of $15 million and $19.2 million, respectively. In the nine month period ended September 30, 2006, our net cash provided by operating activities was $26.5 million.

     In the nine month period ended September 30, 2006, our net cash used in investing activities was $109.8 million. In this period, our investing activities related to funding the acquisition of our vessels and vessels' dry-docking and special survey costs.

     In the nine month period ended September 30, 2006, our net cash provided by financing activities was $75.8 million. The net cash provided by financing activities related to funding our investments in our vessels, off-set in part by payment of dividends totalling $19.6 million.

Indebtedness

     We had long-term debt outstanding of $284.8 million at September 30, 2006, compared with $183.8 million at December 31, 2005. Our long-term debt as of September 30, 2006 represents amounts borrowed under our new fully revolving credit facility. As of September 30, 2006, borrowings under our new credit facility bore an annual interest rate, excluding the margin, of 5.51%.

     We use interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations.

Our New Fully Revolving Credit Facility

     On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We drew down under the new credit facility on April 27, 2006 to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving acquisition facility, which was drawn to the extent of $94.3 million at March 31, 2006 and (iii) complete the purchase of the Stena Compassion, which required a drawdown in June 2006 in the amount of $50.5 million. The new credit facility has a five year term and is subject to fixed reductions during the five years. As of October 3, 2006 the commitment reduced to $349 million. The other main terms and conditions of the new credit facility are as follows:

     Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

     o each vessel must be a double-hulled crude or products tanker or container vessel;

     o each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;

     o    each vessel's purchase price may not exceed its fair market value;

     o each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown;

     o and each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

     The new credit facility may also be used to the extent of $5 million for general corporate purposes.

     For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

     Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

     The $349 million commitment contained in the credit agreement is subject to a $11 million reduction every six months from October 3, 2006, with the remaining commitment, after the equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one instalment in April 2011. As of September 30, 2006 the amount available to draw down is $64 million.

     Indebtedness under the credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

     o 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%; and

     o 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%; and

     o 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and

     o 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

     We paid a one-time arrangement fee of approximately $2.3 million at the initial draw down of the facility together with the first year's agency fee of $50,000, and will pay, quarterly in arrears, a commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

     The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

     o our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;

     o free cash and cash equivalents plus the undrawn element of the $5 million portion of the $349 million commitment relative to general corporate purposes must be no less than 5% of interest bearing debt;

     o our current liabilities, excluding deferred revenue, may not exceed our current assets. A waiver of this covenant was granted in respect of this ratio as at September 30, 2006;

     o the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

     o the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

     In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

     Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

     o the failure to pay principal, interest, fees, expenses or other amounts when due;

     o breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

     o the failure of any representation or warranty to be materially correct;

     o the occurrence of a material adverse change (as defined in the credit agreement);

     o    the failure of the security documents or guarantees to be effective;

     o judgments against us or any of our subsidiaries in excess of certain amounts;

     o    bankruptcy or insolvency events; and

     o the failure of our principal beneficial equity holders to maintain their investment in us.


Contractual Obligations and Contingencies

     As of September 30, 2006 significant existing contractual obligations and contingencies included our obligations as borrower under our new credit facility. In addition, we had contractual obligations under interest rate swap contracts and ship management agreements.


Long-Term Financial Obligations and Other Commercial Obligations

     The following table sets out long-term financial and other commercial obligations, outstanding as of September 30, 2006 (all figures in thousands of U.S.Dollars):

Payment Due by Period



Payment Due by Period

Contractual                        Less than      1-3      3-5        More than
Obligations             Total         1 year     years    years        5 years
-----------             -----      ---------     -----    -----        -------

Long-term debt
  obligation(1)         284,800         -            -    284,800            -


Interest payments(2)     82,846    18,661       37,322     26,863            -


Vessel operating
  expenses(3)           193,931    19,756       41,309     42,548       90,318


Management fees(4)       19,189     1,914        3,818      4,041        9,416

Rental agreement (5)        372        65          140        149           18


TOTAL                   599,226    40,396       82,409    358,401       99,752


Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of September 30, 2006 on the basis of the term of the new credit facility.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of September 30, 2006, assuming a weighted average LIBOR interest rate of 5.302% per annum, plus the currently applicable lending margin of 1.25% per annum, totalling 6.552% per annum, on the basis of the term of the new credit facility.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increase by 3% every year under the management agreements, with an assumed start date of January 1, 2006. The vessel operating expenses are subject to adjustments every three years from inception of the ship management agreements and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements, with an assumed start date of January 1, 2006. The management fees are subject to adjustments every three years from inception of the ship management agreements and thus may vary. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.


(5) Refers to our obligations under a rental agreement for office space for the Company.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

     Our debt obligations under our new credit facility bear interest at LIBOR plus a margin ranging from 1.125% to 1.5% per annum. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. On April 7, 2006 one of the interest rate swaps was terminated and the settlement proceeds amounted to $0.49 million. Under the two swap agreements we have limited the interest rate we pay on $93.3 million of our outstanding indebtedness to a maximum of 4.885% per annum, excluding the margin, effective from January 3, 2006 and until the swap agreements mature in June 2009.

On July 5, 2006 the Company entered into interest rate swaps with five banks on identical terms. These five swaps had an effective date of July 3, 2006 and a maturity date of April 3, 2011. Under the terms of the swap agreements, Aries Maritime will pay a fixed interest rate of 5.63% per annum on a total of $100 million of the long-term debt drawn under the new credit facility.

     A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.2 million in our interest expense on the $91.5 million unhedged portion of drawings under the new credit facility for the three month period ended September 30, 2006.

Foreign Exchange Rate Exposure

     Our vessel-owning subsidiaries generate revenues in U.S. Dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

     We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. A 1% adverse movement in U.S. dollar exchange rates would have increased our total vessel operating expenses by approximately $12,572 in the three month period ended September 30, 2006.

Critical Accounting Policies

     Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated financial information included herein.

     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial information, which have been prepared in accordance with U.S. GAAP. The preparation of this financial information requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

     Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which are estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

     In the nine month period ended September 30, 2006, a one year reduction in useful life would increase our total depreciation charge by $1.8 million.

     If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

     We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

     Our vessels are required to be dry-docked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

     We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

     Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

     Charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

     In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

     These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

     Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

     In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's financial position, results of operations or cash flows.

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 (or "APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

     A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

     In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an effect on the Group's statement of financial position or results of operations.

     In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the changes the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement is effective for the Group for the fiscal year beginning on January 1, 2006.

     On November 3, 2005, the Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations. This statement will be effective for the Group for fiscal years beginning after December 15, 2005.

Subsequent Events

Bora
The vessel returned to service on October 19, 2006 after completing dry-docking works and upgrades following cancellation of the time charter with FR8 PTE. The vessel is currently trading in the spot market.


Energy
On October 24, 2006 the Company announced it has commenced a new time charter for the Energy, a 1989-built container vessel, with IRISL following the redelivery of the vessel from its previous charterer. The new time charter, effective October 2, 2006, is for an initial period of 18 months at a rate of $17,297 per day. The charterer has an option to extend the time charter for a period of six months at the same rate.

Force
The Force, a sister ship of the Energy, has entered into a trip time charter from the Middle East to Europe at a rate of $21,693 per day, commencing October 13, 2006, following redelivery of the vessel from its previous charterer. The new charterer, the Shipping Corporation of India, has also exercised an option to extend the charter from Europe to the U.S. East Coast. As a result, a $225,000 lump sum is payable in addition to the hire. The vessel was redelivered from its previous charter due to the Force exceeding the maximum off-hire time allowed under the contract.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this report. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, our ability to complete documentation of agreements in principle, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                                                Exhibit 2


               ARIES MARITIME TRANSPORT LIMITED

               Unaudited Consolidated Financial Information for the nine month periods ended September 30, 2006 and September 30, 2005

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------------------

                                                            (Audited)                   (Unaudited)
                                                        December 31, 2005           September 30, 2006
ASSETS
Current assets
      Cash and cash equivalents                                     19,248                      11,749
      Restricted cash                                                   10                       3,297
      Trade receivables, net                                           176                       1,821
      Other receivables                                                 60                         372
      Derivative financial instruments                                 401                           -
      Inventories                                                      645                         818
      Prepaid expenses and other                                       521                       8,856
      Due from managing agent                                           84                          77
      Due from related parties                                       1,293                           -
                                              -----------------------------  --------------------------
      Total current assets                                          22,438                      26,990
                                              -----------------------------  --------------------------
      Vessels and other fixed assets, net                          341,225                     438,011
      Advances for vessel acquisitions                              11,363                           -
      Deferred charges, net                                          2,872                       4,399
                                              -----------------------------  --------------------------
      Total non-current assets                                     355,460                     442,410
                                              ---------------------------------------------------------
      Total assets                                                 377,898                     469,400
                                              =============================  ==========================


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Accounts payable, trade                                        4,598                       8,867
      Accrued liabilities                                            2,880                      13,214
      Deferred income                                                3,163                       1,379
      Derivative financial instruments                                   -                       2,022
      Deferred revenue                                              10,715                       7,398
      Due to related parties                                             -                       2,676
                                              -----------------------------  --------------------------
      Total current liabilities                                     21,356                      35,556
                                              -----------------------------  --------------------------

      Long-term debt, net of current portion                       183,820                     284,800
      Deferred revenue                                              17,041                      12,260
                                              -----------------------------  --------------------------
      Total liabilities                                            222,217                     332,616
                                              -----------------------------  --------------------------


      Commitments and contingencies                                      -                           -

Stockholders' equity
      Preferred stock, $0.01 par value,
      30 million shares authorized,
      none issued.
      Common stock, $0.01 par value,
      100 million shares authorized,
      28.4 million shares issued and
      outstanding at December 31, 2005
      and at September 30, 2006                                        284                         284
      Additional paid-in capital                                   155,397                     136,500
                                              -----------------------------  --------------------------
      Total stockholders' equity                                   155,681                     136,784
                                              -----------------------------  --------------------------
      Total liabilities and stockholders'
      equity                                                       377,898                     469,400
                                              ============================   ==========================


The accompanying notes are an integral part of this consolidated financial information.



ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)
-------------------------------------------------------------------------------------------------------------

                                                      (Unaudited)              (Unaudited)
                                                   Nine month period        Nine month period
                                                  ended September 30,       ended September 30,
                                                         2005                      2006

                                                ------------------------  ------------------------

REVENUES:
                                                                 54,069                    67,113
      Revenue from voyages

EXPENSES:
      Commissions                                                 (984)                   (1,004)
      Voyage expenses                                              (63)                   (1,912)
      Vessel operating expenses                                (12,693)                  (19,254)
      General & administrative expenses                           (824)                   (3,074)
      Depreciation                                             (13,869)                  (21,760)
      Amortization of dry-docking and
      special survey expense                                    (1,434)                   (2,673)
      Management fees                                           (1,055)                   (1,478)
                                                ------------------------  ------------------------
                                                               (30,922)                  (51,155)
                                                ------------------------  ------------------------
      Net operating income                                       23,147                    15,958

OTHER EXPENSES:
      Interest expense                                         (16,852)                  (13,563)
      Other income (expenses), net                                  427                       251
      Change in fair value of derivatives                           378                   (1,935)
                                                ------------------------  ------------------------
      Total other expenses, net                                (16,047)                  (15,247)
                                                ------------------------  ------------------------
NET INCOME                                                        7,100                       711
                                                ========================  ========================
Earnings per share:
Basic and diluted                                                 $0.25                     $0.03
                                                ========================  ========================
Weighted average number of shares:
Basic and diluted                                            28,416,877                28,416,877
                                                ========================  ========================


The accompanying notes are an integral part of this consolidated financial information.

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------------------------------------------

                                                                          (Unaudited)              (Unaudited)
                                                                       Nine month period        Nine month period
                                                                     ended September 30,       ended September 30,
                                                                             2005                      2006

                                                                     ----------------------    ---------------------

Cash flows from operating activities:
   Net income                                                                      7,100                         711
   Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                                                   13,869                      21,760
   Amortization of dry-docking and special survey expense                          1,737                       2,673
   Amortization and write-off of deferred financing costs                          1,782                       1,218
   Amortization of debt discount                                                   7,740                           -
   Amortization of deferred revenue                                              (6,654)                     (8,730)
   Interest expense of deferred revenue                                              320                         648
   Change in fair value of derivative financial instruments                        (378)                       1,935
   Changes in working capital                                                      1,060                       6,315
                                                                       ------------------           -----------------
        Net cash provided by operating activities                                 26,576                      26,530
                                                                       ------------------           -----------------

Cash flows from investing activities:
   Vessel acquisitions                                                          (70,111)                   (100,536)
   Other fixed asset acquisitions                                                   (15)                        (47)
   Restricted cash for dry-docking payments                                          813                           -
   Vessels' dry-docking / special survey costs                                   (2,072)                     (9,274)
                                                                       ------------------           -----------------
        Net cash used in investing activities                                   (71,385)                   (109,857)
                                                                       ------------------           -----------------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt                                       122,667                     100,980
  Principal repayments of long-term debt                                       (181,750)                           -
  Proceeds from termination of derivative
  financial instruments                                                              301                         489
  Payment of participation liability                                             (6,500)                           -
  Payment of financing costs                                                     (2,410)                     (2,746)
  Restricted cash for loan payments                                                1,805                     (3,287)
  Proceeds from issuance of capital stock                                        140,957                           -
  Dividends paid                                                                       -                    (19,608)
                                                                       ------------------           -----------------
        Net cash provided by financing activities                                 75,070                      75,828
                                                                       ------------------           -----------------
        Net increase/(decrease) in cash and cash                                  30,261                     (7,499)
        equivalents
Cash and cash equivalents
Beginning of period                                                                5,334                      19,248
                                                                       ------------------           -----------------
End of period                                                                     35,595                      11,749
                                                                       ==================           =================


The accompanying notes are an integral part of this consolidated financial information.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information

1    Organization and Basis of Presentation

     The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of the companies listed below:

Company  Name                    Country of              Vessel Name               Date of Vessel
                                 Incorporation                                     Acquisition

Mote Shipping Ltd.               Malta                   **                        -

Statesman Shipping Ltd.          Malta                   **                        -

Trans Continent Navigation Ltd.  Malta                   **                        -

Trans State Navigation Ltd.      Malta                   **                        -

Rivonia Marine Limited           Cyprus                  *                         -

Robin Marine Limited             Cyprus                  *                         -

AMT Management Ltd.              Marshall Islands        -                         -

Olympic Galaxy Shipping Ltd.     Marshall Islands        M/V CMA CGM Energy        April 28, 2004

Bora Limited                     British Virgin Islands  M/T Bora                  May 25, 2004

Dynamic Maritime Co.             Marshall Islands        M/V CMA CGM Force         June 1, 2004

Jubilee Shipholding S.A.         Marshall Islands        M/V Ocean Hope            July 26, 2004

Vintage Marine S.A.              Marshall Islands        M/T Arius ex Citius       August 5, 2004

Ermina Marine Ltd.               Marshall Islands        M/T Nordanvind            December 9, 2004

Land Marine S.A.                 Marshall Islands        M/T High Land**           March 7, 2003

Rider Marine S.A.                Marshall Islands        M/T High Rider**          March 18, 2003

Altius Marine S.A.               Marshall Islands        M/T Altius**              June 24, 2004

Seine Marine Ltd.                Marshall Islands        M/V CMA CGM Seine         June 24, 2005

Makassar Marine Ltd.             Marshall Islands        M/V CMA CGM Makassar      July 15, 2005

Fortius Marine S.A.              Marshall Islands        M/T Fortius**             August 2, 2004
Chinook Waves Corporation        Marshall Islands        M/T Chinook               November 30, 2005

Compassion Overseas Ltd.         Bermuda                 M/T Stena Compassion      June 16, 2006

Compass Overseas Ltd.            Bermuda                 M/T Stena Compass         February 14, 2006


* These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

** These vessels were  transferred  from Trans  Continent  Navigation  Ltd, Mote
Shipping Ltd,  Statesman  Shipping Ltd and Trans State  Navigation Ltd to Altius
Marine  S.A.,  Land Marine S.A.,  Rider  Marine S.A. and Fortius  Marine S.A. in
November, July, August and November 2005 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003 and on August 2, 2004 respectively.


ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)


1   Organization and Basis of Presentation, cont'd


     Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime were prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in those predecessor combined carve-out financial statements were not a separate legal group prior to the re-organization, therefore reserves were represented by `Invested Equity'.

     In a group re-organization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel owning-companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous shareholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization was accounted for as an exchange of equity interests at historical cost.

     After March 17, 2005, the financial information reflects the consolidated results of Aries Maritime.

     On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

     Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group".

2.   Summary of Significant Accounting Policies

     Principles of  Consolidation:
     The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon consolidation.

     Use of Estimates:
     The preparation of financial information in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial information and accompanying notes. Actual results could differ from those estimates.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)


2. Summary of Significant Accounting Policies (continued)

     Foreign Currency Translation:
     The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

     Cash and Cash Equivalents:
     The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

     Restricted  Cash:
     Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's instalment payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

     Trade Receivables:
     The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the six month period ended September 30, 2006 and for the year ended December 31, 2005 and the Group has not written off any trade receivables during these periods.

     Inventories:
     Inventories which comprise of lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

     Vessels and Other Fixed Assets:
     Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

     Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels' capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels' costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

     Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)


2. Summary of Significant Accounting Policies (continued)


     Accounting for Special Survey and Dry-docking Costs:

     The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

     The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

     Debt  Finance:
     Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of September 30, 2006 there is no such participation liability.

     Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

     Deferred Revenue:
     The Group values any liability arising from the below market value time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

     Impairment of Long-lived Assets:
     Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

     Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)


2. Summary of Significant Accounting Policies (continued)

     Depreciation of Vessels and Other Fixed Assets:
     Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

     Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

         Furniture, fixtures and equipment:          5 years
         Computer equipment and software:            5 years


     Financing Costs:
     Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

     Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

     Interest Expense:
     Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

     Accounting for Revenue and Expenses:
     Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

     Vessel operating expenses are accounted for on an accrual basis.

     Repairs and Maintenance:
     Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

ARIES MARITIME TRANSPORT LIMITED
(All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)

2.   Summary of Significant Accounting Policies (continued)

     Derivative Financial Instruments:
     Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

     Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

     During 2006, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively.

     Segment Reporting:
     The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

     Earnings Per Share:
     The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)


3.  Long-term Debt
                                                              Balance as of
    Vessel                                                  September 30, 2006
    ------------------------------------------------------------------------
    Revolving credit facility
    M/T Altius                                                       17,333
    M/V CMA CGM Seine                                                13,565
    M/T Bora                                                         11,220
    M/T Nordanvind                                                   11,890
    M/T High Land                                                     9,043
    M/T High Rider                                                    8,708
    M/T Arius ex Citius                                               7,201
    M/V Ocean Hope                                                    8,373
    M/V CMA CGM Energy                                               10,885
    M/V CMA CGM Force                                                10,885
    M/V CMA CGM Makassar                                             13,565
    M/T Fortius                                                      17,332
    M/T Chinook                                                      32,600
    M/T Stena Compass                                                56,100
    M/T Stena Compassion                                             56,100
                                                      ---------------------
                    Total                                           284,800
                                                      ---------------------
                    Short term                                            -
                    Long term                                       284,800
                                                      ---------------------
                                                                    284,800
                                                      ---------------------

     Senior secured credit agreement
     Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, was used to replace the previous $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels. The $360 million commitment contained in the revolving credit facility is subject to an $11 million reduction every six months from April 3, 2006, with the remaining commitment, after the nine equal semi-annual reductions, of $261 million to be reduced to zero or repaid in full in one instalment in April, 2011. The debt agreement also contains various covenants, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels and restriction on payment of dividends, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and (g) minimum insurance values.

     As at September 30, 2006 repayments of the long-term debt under the new credit facility are due as follows:

                                                           000's
                                            ---------------------
                     2009-2010                            23,800
                     2011                                261,000
                                            ---------------------
                     Total amount                        284,800
                                            =====================


     Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%.The effective interest rate at September 30, 2006 was 6.76% p.a. for the revolving credit facility.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
--------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)



4.   Accrued Liabilities
                                             December 31,         September 30,
                                                    2005                  2006
                                       ------------------    ------------------
     Accrued interest                                  7                 4,626
     Other accrued expenses                          617                 6,330
     Crew payroll                                    422                   252
     Other liabilities                                 -                   836
     Claims                                        1,834                 1,170
                                        -----------------    ------------------
                                                   2,880                13,214
                                        =================    ==================

     Other accrued expenses of $6.3 million mainly represent provision for repairs; Bora $1.7 million and for Arius $3.7 million.




5.   Prepaid expenses and other
                                            December 31,         September 30,
                                                   2005                  2006

                                       -----------------    ------------------
     Prepaid expenses                                521                   459
     Other current assets                              -                 8,397
                                       -----------------    ------------------
                                                     521                 8,856
                                       =================    ==================


Other current assets of $8.4 million mainly represent advances for repair costs in respect of Arius.

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)



6.   Commitments and contingencies

     (a) Commitments

     Management agreements

     From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus
     Carriers Corporation ("Magnus Carriers"), a related party under common control. These ship management agreements are cancellable by the vessel-owning subsidiaries with two months notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of an initial management fee of $146,000 per annum for technical management services.

     From November 30, 2005, Chinook Waves Corporation commenced operating its vessel, M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary and receives an annual management fee of Euro 128,000.

     Rental agreement
     On November 21, 2005 AMT Management Ltd entered into an office rental agreement with a related party, a company under common control, with effect from December 1, 2005 for six years at a monthly rental of Euro 4,000 plus stamp duty ($5,221).

     The following table sets out long-term commercial obligations for rent and management fees, outstanding as of September 30, 2006:


                                                                000's

                                              -----------------------
                2006                                             526
                2007                                           1,937
                2008                                           1,959
                2009                                           2,019
                2010 and thereafter                           13,121
                                              -----------------------
                TOTAL                                         19,562
                                              =======================

ARIES MARITIME TRANSPORT LIMITED
 (All amounts in tables expressed in thousands of U.S. Dollars)
-------------------------------------------------------------------------------

Notes to the Consolidated Financial Information (continued)

6.   Commitments and contingencies (continued)

     (b) Contingencies

     Legal proceedings

     There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

7.   Post Balance Sheet Events

     Bora
     The vessel returned to service on October 19, 2006 after completing dry-docking works and upgrades following cancellation of the time charter with FR8 PTE. The vessel is currently trading in the spot market.

     Energy, now named the Energy 1

     On October 24, 2006 the Company announced it has commenced a new time charter for the Energy, a 1989-built container vessel, with IRISL following the redelivery of the vessel from its previous charterer. The new time charter, effective October 2, 2006, is for an initial period of 18 months at a rate of $17,297.50 per day. The charterer has an option to extend the time charter for a period of six months at the same rate.

     Force, now named the SCI Tej
     The Force, a sister ship of the Energy, has entered into a trip time charter from the Middle East to Europe at a rate of $21,693.75 per day, commencing October 13, 2006, following redelivery of the vessel from its previous charterer. The new charterer, the Shipping Corporation of India, has also exercised an option to extend the charter from Europe to the U.S. East Coast. As a result, a $225,000 lump sum is payable in addition to the hire. The vessel was redelivered from its previous charter due to the Force exceeding the maximum off-hire time allowed under the contract.




                                                                      EXHIBIT 3

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND JUNE 30, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)


                                                         (Unaudited)                    (Unaudited)
                                                  Three month period ended        Three month period ended
                                                     September 30, 2006                  June 30, 2006
                                                ------------------------------   ------------------------------

REVENUES:
        Revenue from voyages                                           23,374                           22,488

EXPENSES:
       Commissions                                                      (334)                            (357)
       Voyage expenses                                                (1,043)                            (664)
       Vessel operating expenses                                      (6,873)                          (6,898)
       General and administrative expenses                              (858)                          (1,260)
       Depreciation                                                   (7,945)                          (7,067)
       Amortization of dry-docking and special
       survey expense                                                 (1,366)                            (771)
       Management fees                                                  (494)                            (494)
                                                ------------------------------   ------------------------------
                                                                     (18,913)                         (17,511)
                                                ------------------------------   ------------------------------
       Net operating income                                             4,461                            4,977


OTHER INCOME (EXPENSES):
       Interest expense                                               (5,333)                          (4,804)
       Other income (expenses), net                                       119                              244
       Change in fair value of derivatives                            (3,854)                              772
                                                ------------------------------   ------------------------------
       Total other expenses, net                                      (9,068)                          (3,788)
                                                ------------------------------   ------------------------------


NET (LOSS) INCOME                                                     (4,607)                            1,189
                                                ==============================   ==============================

Pro forma earnings per share:
         Basic and diluted                                            ($0.16)                            $0.04
                                                ==============================   ==============================

Pro forma weighted average number of shares:
         Basic and diluted                                         28,416,877                       28,416,877
                                                ==============================   ==============================

Other Financial Data
(All amounts in thousands of U.S. dollars)          Three month period ended    Three month period ended
                                                       September 30, 2006             June 30, 2006

Net cash provided by operating activities                                 902                       18,381
Net cash used in investing activities                                    (85)                     (57,280)
Net cash used in/ provided by financing                               (7,526)                       42,985
activities

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006
AND SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)



                                                        (Unaudited)                    (Unaudited)
                                                 Three month period ended        Three month period ended
                                                    September 30, 2006                September 30, 2005
                                               ------------------------------   ------------------------------

REVENUES:
     Revenue from voyages                                            23,374                           21,364

EXPENSES:
     Commissions                                                      (334)                            (340)
     Voyage expenses                                                (1,043)                             (62)
     Vessel operating expenses                                      (6,873)                          (4,833)
     General and administrative expenses                              (858)                            (472)
     Depreciation                                                   (7,945)                          (5,971)
     Amortization of dry-docking and special
     survey expense                                                 (1,366)                            (457)
     Management fees                                                  (494)                            (432)
                                              ------------------------------   ------------------------------
                                                                   (18,913)                         (12,567)
                                              ------------------------------   ------------------------------
     Net operating income                                             4,461                            8,797


OTHER INCOME (EXPENSES):
     Interest expense                                               (5,333)                          (8,726)
     Other income (expenses), net                                       119                              340
     Change in fair value of derivatives                            (3,854)                                -
                                              ------------------------------   ------------------------------
     Total other expenses, net                                      (9,068)                          (8,386)
                                              ------------------------------   ------------------------------


NET (LOSS) INCOME                                                   (4,607)                              411
                                              ==============================   ==============================

Pro forma earnings per share:
     Basic and diluted                                              ($0.16)                            $0.01
                                              ==============================   ==============================

Pro forma weighted average number of shares:
     Basic and diluted                                           28,416,877                       28,416,877
                                              ==============================   ==============================

Other Financial Data
(All amounts in thousands of U.S. dollars)          Three month period ended    Three month period ended
                                                       September 30, 2006          September 30, 2005

Net cash provided by operating activities                               902                           13,143
Net cash used in investing activities                                  (85)                         (35,684)
Net cash used in/ provided by financing activities                  (7,526)                            1,061


ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR
THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

                                                        (Unaudited)                    (Unaudited)
                                                 Three month period ended        Three month period ended
                                                    September 30, 2006                September 30, 2005
                                               ------------------------------   ------------------------------


REVENUES:
                                                                     67,113                           54,069
     Revenue from voyages

EXPENSES:
     Commissions                                                    (1,004)                            (984)
     Voyage expenses                                                (1,912)                             (63)
     Vessel operating expenses                                     (19,254)                         (12,693)
     General & administrative expenses                              (3,074)                            (824)
     Depreciation                                                  (21,760)                         (13,869)
     Amortization of dry-docking and special
     survey expense                                                 (2,673)                          (1,434)
     Management fees                                                (1,478)                          (1,055)
                                                                   (51,155)                         (30,922)
     Net operating income                                            15,958                           23,147

OTHER EXPENSES:
     Interest expense                                              (13,563)                         (16,852)
     Other income (expenses), net                                       251                              427
     Change in fair value of derivatives                            (1,935)                              378
     Total other expenses, net                                     (15,247)                         (16,047)


NET INCOME                                                              711                            7,100

Earnings per share:
Basic and diluted                                                     $0.03                            $0.25

Weighted average number of shares:
Basic and diluted                                                28,416,877                       28,416,877


Other Financial Data
                                                  Nine month period ended       Nine month period ended
(All amounts in thousands of U.S. dollars)           September 30, 2006           September 30, 2005

Net cash provided by operating activities                            26,530                           26,576
Net cash used in investing activities                             (109,857)                         (71,385)
Net cash provided by financing activities                            75,828                           75,070


SK 23248 0002 723893

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  November 22, 2006                           By:/s/ Richard J.H. Coxall
                                               --------------------------------
                                                    Richard J.H. Coxall
                                                    Chief Financial Officer

SK 23248 0002 724337